02038533

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002 Commission File Number: 033-854-72

TRIZECHAHN HOLDINGS LTD.
(formerly known as Trizec Corporation Ltd.)
(Name of registrant)

BCE Place
181 Bay Street
Suite 3900
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZECHAHN HOLDINGS LTD.

Date: May 30, 2002

By: B. Wickham
Name: Robert B. Wickham
Title: President

EXHIBIT 1

TrizecHahn

Holdings Ltd.

INTERIM REPORT
(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2002

TrizecHahn
Holdings Ltd.

CONSOLIDATED BALANCE SHEETS

(unaudited) (U.S. $ millions)	Note	March 31 2002	December 31 2001
Assets			
Properties	1	**$ 5,839.5**	5,828.9
Cash and short-term investments		**398.4**	441.1
Investments	2	**106.3**	71.0
Other assets	3	**358.4**	337.6
		$ 6,702.6	6,678.6
Liabilities			
Long-term debt	4	**$ 3,733.8**	3,658.7
Accounts payable and accrued liabilities	3	**398.0**	480.1
Advances from Parent company, net		**544.7**	537.4
Future income taxes		**63.8**	60.8
		4,740.3	4,737.0
Non-controlling Interest		**6.9**	6.9
Shareholder's Equity	6	**1,955.4**	1,934.7
		$ 6,702.6	6,678.6

See accompanying notes

TrizecHahn
Holdings Ltd.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited) (U.S. $ millions)	Note		3 Months Ended March 31 2002	3 Months Ended March 31 2001
Rental Operations				
Rental revenue		$	**270.9**	249.2
Operating expenses			**(90.8)**	(80.3)
Property taxes			**(30.6)**	(27.4)
Rental Income	7		**149.5**	141.5
General and administrative expense			**(6.7)**	(5.1)
Interest expense, net	4		**(70.0)**	(61.4)
Real Estate Operating Income before the following items			**72.8**	75.0
Depreciation expense			**(44.0)**	(46.3)
Gain on sale of properties, net	1		**-**	1.5
Reorganization costs	8		**-**	(2.7)
Foreign exchange translation gains			**0.4**	25.0
Income before taxes			**29.2**	52.5
Income and other corporate taxes	5		**(8.5)**	(6.8)
Net Income		$	**20.7**	45.7

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited) (U.S. $ millions)		3 Months Ended March 31 2002	3 Months Ended March 31 2001
Retained Earnings, beginning of period	$	**262.6**	605.9
Net Income		**20.7**	45.7
Dividends		**-**	(29.2)
Retained Earnings, end of period	$	**283.3**	622.4

See accompanying notes

TrizecHahn
Holdings Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (U.S. $ millions)		**3 Months Ended March 31 2002**	3 Months Ended March 31 2001
Cash flow from (applied to)			
Operating Activities			
Net income	$	**20.7**	45.7
Adjustments to reconcile net income to total operating cash flows:			
Depreciation expense		**44.0**	46.3
Gain on sale of properties, net		**-**	(1.5)
Foreign exchange gains		**(0.4)**	(25.0)
Future income tax expense		**2.9**	6.8
Straight-line adjustments		**(10.1)**	(5.4)
Net change in other assets and liabilities		**(56.3)**	(36.1)
Total operating cash flows		**0.8**	30.8
Financing Activities			
Long-term debt			
Development financing		**42.2**	57.0
Repaid on dispositions		**-**	(1.3)
Other (repaid) financing, net		**(6.5)**	(8.5)
Advances from Parent company		**6.1**	15.7
Dividends paid		**-**	(29.2)
Total financing cash flows		**41.8**	33.7
Total Operating and Financing Activities		**42.6**	64.5
Investing Activities			
Properties			
Development expenditures		**(43.4)**	(141.2)
Tenant installation costs		**(23.5)**	(20.9)
Capital expenditures		**(11.5)**	(8.8)
Dispositions		**28.7**	112.2
Loan receivable from Chelsfield plc		**(35.6)**	-
Total investing cash flows		**(85.3)**	(58.7)
Net (Decrease) Increase in Cash and Short-term Investments		**(42.7)**	5.8
Cash and Short-term Investments, beginning of period		**441.1**	327.4
Cash and Short-term Investments, end of period	$	**398.4**	333.2

See accompanying notes

(tabular amounts in U.S. $ millions)

TrizecHahn Holdings Ltd. (the "Corporation") is a wholly-owned subsidiary of TrizecHahn Corporation (the "Parent company"), a Canadian public real estate corporation. The Corporation operates a high quality portfolio of office buildings primarily in the United States. The Corporation also develops retail/entertainment and office projects in the United States.

On May 8, 2002, the Parent company completed a Plan of Arrangement (the "Arrangement") under Canadian Law that resulted in Trizec Properties, Inc. (formerly TrizecHahn (USA) Corporation), which owns all of the Corporation's U.S. assets together with certain non-U.S. assets, becoming a publicly-traded real estate investment trust ("REIT"). On April 23, 2002, all classes of the Parent company's shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement. Also as a consequence of the Arrangement, the Parent company and the Corporation became indirect wholly-owned subsidiaries of Trizec Canada Inc. ("Trizec Canada").

The Arrangement was designed to result in Trizec Properties becoming a publicly-traded U.S. "domestically-controlled REIT" and is expected to reduce ongoing cross-border withholding tax liabilities and minimize any current recognition of potential tax liabilities on unrealized appreciation in value that were present in the Corporation's previous ownership structure. Immediately following completion of the Arrangement, Trizec Canada, a new publicly–traded company, indirectly owns 40% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock.

As described in Note 9b, certain pre-Arrangement steps were completed subsequent to March 31, 2002. In addition, as described in Note 9c, the Corporation will redeem all the Senior Notes subsequent to March 31, 2002.

On a go-forward basis, Trizec Canada Inc. will consolidate the balance sheet and operating results of the Corporation as the successor ultimate parent company using the Corporation's historical accounting basis.

The interim consolidated financial statements of the Corporation are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are consistent with those used in the annual financial statements unless otherwise noted. They do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. For further information, see the Corporation's consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2001.

Certain prior year amounts have been reclassified to conform to the current year's presentation.

(tabular amounts in U.S. $ millions)

1. PROPERTIES

The Corporation's properties are comprised of:

	March 31 2002	December 31 2001
Properties		
Held for the long term	$ **4,828.5**	4,853.7
Held for disposition	**1,011.0**	975.2
	$ **5,839.5**	5,828.9

Properties held for disposition include certain properties the Corporation has decided to dispose of in an orderly manner over a reasonable sales period.

a. Properties held for the long term

	March 31 2002	December 31 2001
Rental properties		
At cost	$ **5,242.3**	5,256.2
Accumulated depreciation	**(565.3)**	(552.3)
	4,677.0	4,703.9
Properties under development	**89.5**	86.9
Properties held for development	**62.0**	62.9
	$ **4,828.5**	4,853.7

b. Properties held for disposition

	March 31 2002	December 31 2001
Rental properties		
At cost	$ **321.5**	322.8
Accumulated depreciation	**(7.1)**	(8.9)
	314.4	313.9
Properties under development	**460.1**	409.3
Properties held for development	**44.0**	71.9
	818.5	795.1
Global Switch properties	**192.5**	180.1
	$ **1,011.0**	975.2

At March 31, 2002, properties held for disposition include three retail/entertainment projects, two technology center development properties, an office property and certain remnant retail land sites in the U.S. In Canada, the Corporation owns one operating office property and the leasehold interest in the CN Tower. The Corporation also holds an indirect 38.9% ownership interest in Global Switch S.a.r.l., a European-based technology center business.

(tabular amounts in U.S. $ millions)

1. PROPERTIES (CONT'D)

These properties are carried at the lower of depreciated cost less estimated impairment losses where appropriate, or estimated fair value less costs to sell. Implicit in management's assessment of fair values are estimates of future rental and other income levels for the properties and their estimated disposal dates. Due to the significant measurement uncertainty of determining fair value, actual proceeds to be realized on the ultimate sale of these properties could vary materially from the March 31, 2002 carrying value.

c. Gain on sale of properties, net

		3 Months Ended March 31 2002	3 Months Ended March 31 2001
Office properties	- U.S.	$ -	1.8
	- Canada	-	(0.3)
		$ -	1.5

2. INVESTMENTS

	March 31 2002	December 31 2001
Investment in Sears Tower	$ **70.0**	70.0
Loan receivable from Chelsfield plc	**35.6**	-
Mortgages, notes receivable and other investments	**0.7**	1.0
	$ **106.3**	71.0

3. OTHER ASSETS AND LIABILITIES

a. Other assets

	March 31 2002	December 31 2001
U.S. office tenant receivables, net of allowance for doubtful accounts (2002 – $11.1, 2001 - $9.2)	$ **26.6**	38.1
Deferred rent receivable, net	**130.4**	119.1
Other receivables, net	**40.9**	37.9
Deferred financing costs, net of accumulated amortization (2002 - $22.7, 2001 - $20.3)	**29.1**	30.1
Prepaid expenses and other assets	**105.3**	88.2
Global Switch other assets	**26.1**	24.2
	$ **358.4**	337.6

(tabular amounts in U.S. $ millions)

1. PROPERTIES (CONT'D)

b. Accounts payable and accrued liabilities

	March 31 2002	December 31 2001
Trade, construction and tenant installation payables	$ **67.9**	112.7
Accrued interest expense	**21.9**	17.0
Accrued operating expenses and property taxes	**71.0**	118.3
Other accrued liabilities	**91.5**	103.2
Taxes payable	**87.0**	83.9
Global Switch accounts payable and accrued liabilities	**58.7**	45.0
	$ **398.0**	480.1

(tabular amounts in U.S. $ millions)

4. LONG-TERM DEBT

In the table below, long-term debt has been presented on a basis consistent with the classification of the underlying collateralized properties, by properties held for the long term or held for disposition.

	Properties Held for the Long Term		Properties Held for Disposition		Total Debt			
	Weighted average interest rates as at March 31, 2002	2002	Weighted average interest rates as at March 31, 2002	2002	Weighted average interest rates as at March 31, 2002	2002	Weighted average interest rates as at December 31, 2001	2001
Collateralized property loans								
At fixed rates	6.94%	$ 2,243.2	-	$ -	**6.94%**	**$ 2,243.2**	6.94%	$ 2,248.8
At variable rates (subject to interest rate caps)	5.81%	88.1	-	-	**5.81%**	**88.1**	6.01%	88.4
At variable rates	2.80%	585.8	3.67%	462.9	**3.18%**	**1,048.7**	3.24%	1,006.6
Senior Notes, due 2005 (at fixed rates)	10.88%	167.5	-	-	**10.88%**	**167.5**	10.88%	167.5
Other loans	4.72%	9.0	5.98%	58.4	**5.81%**	**67.4**	7.68%	26.5
Global Switch Loans	-	-	6.12%	118.9	**6.12%**	**118.9**	6.13%	120.9
	6.33%	$ 3,093.6	4.34%	$ 640.2	**5.99%**	**$ 3,733.8**	6.06%	$ 3,658.7

4. LONG-TERM DEBT (CONT'D)

a. Collateralized property loans

As at March 31, 2002, the Corporation has fixed the interest rates on $150.0 million (December 31, 2001 - $150.0 million) of the debt classified as fixed, in the above table, by way of interest rate swap contracts with a weighted average interest rate of 6.01%, maturing on March 15, 2008. The costs to unwind these interest rate swap contracts are $1.4 million as at March 31, 2002 (December 31, 2001 – $3.6 million).

The Corporation has also entered into interest rate cap contracts expiring between April 2003 and December 2004 on $88.1 million of U.S. dollar variable rate debt which limits the underlying London Interbank Offered Rate ("LIBOR") to between 4.52% and 8.0% (5.35% on a weighted average basis). The fair value of these interest rate cap contracts to the Corporation is $1.2 million at March 31, 2002 (December 31, 2001 - $1.5 million). In addition and not reclassified in the table above, the Corporation has entered into an interest rate cap contract expiring April 2004 on $584.7 million of U.S. dollar variable rate debt which limits the underlying LIBOR rate to 11.01%. At March 31, 2002, the fair value of this interest cap contract was nominal (December 31, 2001 – nominal). At March 31, 2002, the three-month LIBOR rate was 2.03%.

b. Senior Notes

The Corporation's $167.5 million of 10.875% Senior Notes are due October 15, 2005. The Senior Notes are redeemable at the option of the Corporation, on or after October 15, 2000 (Note 9c).

(tabular amounts in U.S. $ millions)

4. LONG-TERM DEBT (CONT'D)

c. Principal repayments

Principal repayments of debt are due as follows:

	Properties Held for the Long Term	Properties Held for Disposition			Total Debt		
	U.S. dollar denominated debt	U.S. dollar denominated debt	European–based currencies denominated debt	Total debt	U.S. dollar denominated debt	European-based currencies denominated debt	Total debt
Years ending December 31, 2002	$ 145.9	131.8	37.2	169.0	**277.7**	**37.2**	**314.9**
2003	192.0	332.4	7.3	339.7	**524.4**	**7.3**	**531.7**
2004	434.1	0.8	73.2	74.0	**434.9**	**73.2**	**508.1**
2005	365.9	0.7	0.2	0.9	**366.6**	**0.2**	**366.8**
2006	734.6	10.4	1.0	11.4	**745.0**	**1.0**	**746.0**
Subsequent to 2006	1,221.1	45.2	-	45.2	**1,266.3**	**-**	**1,266.3**
	$ 3,093.6	521.3	118.9	640.2	**3,614.9**	**118.9**	**3,733.8**

d. Line of credit

Trizec Properties, Inc. has negotiated a three-year, $350 million unsecured revolving credit facility with a group of banks. The amount of the credit facility available to be borrowed at any time is determined by the unencumbered properties that Trizec Properties, Inc. owns and that satisfy certain conditions of eligible properties. The amount currently eligible to be borrowed is $340 million. At March 31, 2002, no amounts were outstanding under this facility.

The Parent company has negotiated credit facilities in an aggregate amount of $135 million, that will be available to provide financing for the Arrangement and for the general corporate purposes of Trizec Canada Inc. In May 2002 the facility was committed and closed with a group of four banks. The credit facilities are secured by, among other things, a pledge of the shares of Trizec Properties, Inc. common stock indirectly owned by Trizec Canada Inc. following the Arrangement.

(tabular amounts in U.S. $ millions)

4. LONG-TERM DEBT (CONT'D)

e. Interest expense, net

Interest charges consist of:

	3 Months Ended Mach 31 2002	3 Months Ended March 31 2001
Interest cost, gross	**$ (75.8)**	(77.3)
Interest capitalized to properties under development	**2.0**	10.8
Interest expense	**(73.8)**	(66.5)
Interest income	**3.8**	5.1
Interest expense, net	**$ (70.0)**	(61.4)

Including in "Interest cost, gross" at March 2002 is $16.0 million (2001 - $16.7 million) of net interest payable to the Parent company.

5. INCOME AND OTHER CORPORATE TAXES

The provision for income and other corporate taxes is as follows:

	3 Months Ended March 31 2002	3 Months Ended March 31 2001
(Expense) Recovery		
Income taxes		
Current		
- withholding taxes on REIT distributions	**$ (4.4)**	(4.8)
- Canadian property sales	**-**	5.9
Future		
- operations and sales	**(2.9)**	(6.8)
Franchise, capital and alternative minimum tax	**(1.2)**	(1.1)
	$ (8.5)	(6.8)

(tabular amounts in U.S. $ millions)

5. INCOME AND OTHER CORPORATE TAXES (CONT'D)

In December 2000, the Corporation's indirect wholly-owned U.S. office properties subsidiary Trizec Properties, Inc. determined that it would elect to be taxed as a REIT. The REIT election is effective as of January 1, 2001. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes.

During 2002 and 2001, the Corporation recorded withholding taxes applicable to REIT distributions at an aggregate rate of approximately 10%, based on current treaty arrangements.

6. SHAREHOLDER'S EQUITY

	March 31 2002	December 31 2001
Share capital	**$ 1,734.3**	1,734.3
Contributed surplus	**254.6**	254.6
Fresh start and other adjustments	**(316.8)**	(316.8)
Retained earnings	**283.3**	262.6
	$ 1,955.4	1,934.7

During the three month period ended March 31, 2001, the Corporation declared and paid cash dividends totalling $26.8 million on the Class A Ordinary Shares and $2.4 million the Class I Non-Voting Shares.

(tabular amounts in U.S. $ millions)

7. SEGMENTED INFORMATION

The Corporation is a fully integrated real estate operating and development company focused on the United States. Its activities include the acquisition, development and operation of office properties. The Corporation's strategy is to focus on the core U.S. office business, optimize value from the disposition of non-core assets (U.S. retail/entertainment, Canadian office and technology center investments including its joint venture interest in Global Switch).

Separate management groups head the combined office segment, the U.S. retail/entertainment development segment and Global Switch operations. The Corporation evaluates operating performance based primarily on rental income. All key financing, investing and capital allocation decisions are managed at the corporate level. The following presents information by reportable segment for the three months ended March 31, 2002 and 2001.

	U.S. Office		U.S. Retail		Canada Office and other		Global Switch		Total	
For the 3 Months Ended March 31	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Rental operations										
Revenue	**$ 236.8**	233.2	**24.3**	6.0	**5.3**	8.5	**4.5**	1.5	**270.9**	249.2
Operating costs	**(100.6)**	(97.7)	**(14.0)**	(2.5)	**(1.7)**	(4.4)	**(5.1)**	(3.1)	**(121.4)**	(107.7)
Rental income	**$ 136.2**	135.5	**10.3**	3.5	**3.6**	4.1	**(0.6)**	(1.6)	**149.5**	141.5
General and administrative expense									**(6.7)**	(5.1)
Interest expense, net									**(70.0)**	(61.4)
Real estate operating income									**$ 72.8**	75.0

(tabular amounts in U.S. $ millions)

7. SEGMENTED INFORMATION (CONT'D)

	United States				International		Canada			
	Office		Retail		Global Switch		Office and Corporate		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Assets										
Properties										
– Held for the long term	**$ 4,828.5**	4,853.7	**-**	-	**-**	-	**-**	-	**4,828.5**	4,853.7
– Held for disposition	**46.2**	74.4	**730.2**	678.7	**192.5**	180.1	**42.1**	42.0	**1,011.0**	975.2
Investments and other assets	**333.9**	329.4	**37.6**	26.3	**25.8**	24.2	**67.4**	28.7	**464.7**	408.6
	$ 5,208.6	5,257.5	**767.8**	705.0	**218.3**	204.3	**109.5**	70.7	**6,304.2**	6,237.5
Cash and short-term investments									**398.4**	441.1
Total assets									**$ 6,702.6**	6,678.6
Long-term debt	**$ 2,941.4**	2,942.9	**504.8**	425.9	**118.9**	120.9	**168.7**	169.0	**3,733.8**	3,658.7

(tabular amounts in U.S. $ millions)

8. REORGANIZATION COSTS

In the first quarter of 2001, the Corporation recorded $2.7 million of reorganization costs in respect of the U.S. office functional and office centralization initiative. For the year ended December 31, 2001 the Corporation recorded as reorganization costs, a pre-tax charge of $17.5 million to provide for employee severance benefits and other costs associated with implementing the functional and office centralization plan.

9. SUBSEQUENT EVENTS

a. Sale of Global Switch investment

At March 31, 2002, the Corporation continued to hold its indirect 38.9% ownership interest in Global Switch S.a.r.l. ("Global Switch"), a Luxembourg company, that operates a European-based technology center business. This investment is accounted for using the proportionate consolidation method. The carrying value of the Global Switch investment, plus loans receivable from Chelsfield plc (see Note 2), one of the joint venture partners, totalled approximately $73 million at March 31, 2002. On April 19, 2002, the Corporation sold to Chelsfield plc, its interest in Global Switch, including settlement of the loan receivable from Chelsfield plc, for 19.5 million common shares of Chelsfield plc, representing approximately 6.9% of Chelsfield plc's outstanding common shares. As part of the transaction Chelsfield plc was granted an option to repurchase its shares from the Corporation at the higher of their issue price and market price for the first six months after closing, and the Corporation is precluded from selling these shares during this period. During the subsequent six month period Chelsfield plc may repurchase the shares at the higher of their issue price plus 15 percent and market price. Based on the estimated fair value of the Chelsfield plc shares received, the Corporation is expected to recognize a pre-tax gain on the disposition of it's interest in Global Switch of approximately $16 million in the second quarter of 2002. As a consequence of the sale, the Corporation was released from, and indemnified by Chelsfield plc, in respect of obligations under specified guarantees and other agreements in support of Global Switch debt.

b. Pre-Arrangement transactions

Subsequent to March 31, 2002 certain transactions were completed, as planned, prior to completion of the Arrangement:

i. The Corporation transferred its interest in 151 Front Street, Toronto, Ontario to Trizec Properties, Inc.;

ii. The Corporation transferred its investment in Chelsfield, plc consisting of 19.5 million shares to Trizec Properties, Inc.; and

iii. The Corporation transferred its investment in Borealis Capital Corporation to Trizec Properties, Inc.

These transfers will have no impact on the consolidated historical financial statements of the Corporation.

9. SUBSEQUENT EVENTS (CONT'D)

c. Post-Arrangement transactions

On May 7, 2002, as planned, Trizec Finance Ltd., a wholly-owned subsidiary of the Corporation, gave notice of redemption with respect to its outstanding 10.875% Senior Notes, which at March 31, 2002 had a carrying value of $167.5 million.

In connection with the early retirement of the Senior Notes, the Corporation will incur early retirement penalty costs currently estimated to approximate $5 million and will also record the write-off of related unamortized deferred issue costs of $0.8 million.

EXHIBIT 2

Management Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with the Consolidated Financial Statements and the notes thereto for the period ended March 31, 2002, as well as the paragraph regarding forward-looking statements on page 14. TrizecHahn Holdings Ltd.("TrizecHahn" or the "Corporation") is a wholly-owned direct subsidiary of the publicly traded real estate Company, TrizecHahn Corporation (the "Parent Company"). Unless otherwise indicated, all dollar amounts are expressed in United States dollars. Capitalized terms used herein without definition are defined in the Glossary of Terms combined in the Management Information Circular of TrizecHahn Corporation dated March 13, 2002.

Overview

TrizecHahn owns and operates a portfolio of high quality office buildings in the United States. It also has interests in retail/entertainment projects in the United States and interests in certain other non-core businesses and assets. TrizecHahn's strategy is to focus on the core U.S. office business and optimize value from the disposition of non-core businesses and assets. At March 31, 2002, TrizecHahn owned interests in or managed a core U.S. office portfolio of 75 properties containing approximately 49 million square feet, of which TrizecHahn's ownership interest was approximately 41 million square feet. At the end of 2000, TrizecHahn's wholly-owned U.S. office properties subsidiary Trizec Properties, Inc. (formerly known as TrizecHahn (USA) Corporation), determined to elect to be taxed as a real estate investment trust (or a REIT) for U.S. federal income tax purposes commencing January 2001.

On May 8, 2002, TrizecHahn Corporation completed a Plan of Arrangement (the "Arrangement") under Canadian Law that resulted in Trizec Properties, which owns all of the Corporation's U.S. assets together with certain non-U.S. assets, becoming a publicly traded REIT. On April 23, 2002, all classes of the Corporation's shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement. As a consequence of the Arrangement, the Parent Company and the Corporation became an indirect wholly-owned subsidiary of Trizec Canada Inc. ("Trizec Canada").

The Arrangement was designed to result in Trizec Properties becoming a publicly traded U.S. "domestically-controlled REIT" and is expected to reduce ongoing cross-border withholding tax liabilities and minimize any current recognition of potential tax liabilities on unrealized appreciation in value that were present in TrizecHahn's previous ownership structure. Immediately following completion of the Arrangement, Trizec Canada, a new publicly–traded company, indirectly owns 40% of the shares of Trizec Properties Common Stock, representing one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share, and therefore holders of Trizec Canada Shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66 month period following the Arrangement, pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock.

On a go-forward basis, Trizec Canada Inc. will consolidate the balance sheet and operating results of TrizecHahn as the successor ultimate parent company using TrizecHahn's historical accounting basis.

Impact of The Arrangement

Following the Arrangement, TrizecHahn will be primarily engaged in the U.S. real estate business through its indirect interest in Trizec Properties, which will be TrizecHahn's principal asset.

The following presents the assets of TrizecHahn at March 31, 2002, segmented on a basis consistent with the Arrangement.

	Trizec Properties					
	Office	Retail/ Enter-tainment	Sub-Total	Global Switch, Borealis & 151 Front St.	Corporate & Other	TrizecHahn Total
			(As at March 31, 2002) ($ millions)			
Assets						
Properties	4,874.7	730.2	5,604.9	218.8	15.8	5,839.5
Cash	292.0	33.8	325.8	4.6	68.0	398.4
Investments and other assets	333.9	37.6	371.5	34.4	58.8	464.7
	5,500.6	801.6	6,302.2	257.8	142.6	6,702.6

Trizec Properties' goal is to increase shareholder value through sustained growth in operating cash flows, thereby increasing the value of its office portfolio. Consistent with this strategy to focus on the U.S. office business, Trizec Properties plans to dispose of the non-core retail/entertainment assets — Hollywood & Highland in Los Angeles, California; Desert Passage in Las Vegas, Nevada; and Paseo Colorado in Pasadena, California — over the next several years. All three retail projects are now completed and open. Plans call for an orderly disposition that will allow the developments to achieve stabilized income in order to realize maximum value upon disposition. It is expected that net proceeds will be redeployed into the core office portfolio or used to repay debt of Trizec Properties.

Substantially all of the value of TrizecHahn's wholly-owned non-U.S. properties is represented by its leasehold interest in the CN Tower. TrizecHahn is in the process of negotiating the sale of its interest in the CN Tower and expects to conclude a sale during 2002. The sale of the leasehold interest is subject to the approval of Canada Lands Company, a Canadian Crown corporation, which approval can be unilaterally withheld prior to 2007.

It is expected that substantially all of TrizecHahn's remaining assets (other than shares of Trizec Properties stock), which are generally financial in nature, will be sold or monetized during the two years following the completion of the Arrangement.

Subsequent to March 31, 2002, the Corporation sold to Chelsfield plc, its interest in Global Switch, including settlement of the loan receivable from Chelsfield plc, for 19.5 million common shares of Chelsfield plc. Prior to completion of the Arrangement, the Corporation transferred its interest in 151 Front Street, investment in Chelsfield plc and investment in Borealis Capital Corporation to Trizec Properties.

In connection with the Arrangement, on May 7, 2002, Trizec Finance Ltd., a wholly-owned subsidiary of the Corporation gave notice of redemption with respect to its outstanding 10.875% Senior Notes, which at March 31, 2002 had a carrying value of $167.5 million. It is expected that the Senior Notes will be retired in early June 2002 after expiry of the minimum 30 day notice period.

Outlook and Results of Operations

TrizecHahn recorded net income of $20.7 million for the period ended March 31, 2002 compared with net income of $45.7 million in 2001.

The following table segments TrizecHahn's consolidated financial information on a basis consistent with the impact of the Arrangement and isolates the results of operations of Trizec Properties, Inc., TrizecHahn's principal asset.

	Period ended March 31								
	2002			2001			Increase/(Decrease)		
	Trizec Properties	Other	Total	Trizec Properties	Other	Total	Trizec Properties	Other	Total
	($ millions, except per share amounts)								
Rental income									
U.S. office	**$ 136.2**	**-**	**136.2**	135.5	-	135.5	0.7	-	0.7
U.S. retail/entertainment	**10.3**	**-**	**10.3**	3.5	-	3.5	6.8	-	6.8
Canada office and other	**-**	**3.6**	**3.6**	-	4.1	4.1	-	(0.5)	(0.5)
Global Switch	**-**	**(0.6)**	**(0.6)**	-	(1.6)	(1.6)	-	1.0	1.0
Total rental income (NOI)	**146.5**	**3.0**	**149.5**	139.0	2.5	141.5	7.5	0.5	8.0
General and administrative expense	**(6.5)**	**(0.2)**	**(6.7)**	(5.0)	(0.1)	(5.1)	(1.5)	(0.1)	(1.6)
Interest expense, net	**(48.7)**	**(21.3)**	**(70.0)**	(41.6)	(19.8)	(61.4)	(7.1)	(1.5)	(8.6)
Real estate operating income before the following items	**91.3**	**(18.5)**	**72.8**	92.4	(17.4)	75.0	(1.1)	(1.1)	(2.2)
Depreciation expense	**(44.0)**	**-**	**(44.0)**	(44.7)	(1.6)	(46.3)	0.7	1.6	2.3
Gain on sale of properties, net	**-**	**-**	**-**	1.8	(0.3)	1.5	(1.8)	0.3	(1.5)
Reorganization costs	**-**	**-**	**-**	(2.7)	-	(2.7)	2.7	-	2.7
Foreign exchange translation gains (losses)	**-**	**0.4**	**0.4**	-	25.0	25.0	-	(24.6)	(24.6)
Income and other corporate taxes recovery (expense)									
- current	**(1.2)**	**(4.4)**	**(5.6)**	(1.8)	1.8	-	0.6	(6.2)	(5.6)
- future	**-**	**(2.9)**	**(2.9)**	(1.2)	(5.6)	(6.8)	1.2	2.7	3.9
Net Income (Loss)	**$ 46.1**	**(25.4)**	**20.7**	43.8	(1.9)	45.7	2.3	(27.3)	(25.0)

TrizecHahn prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (or GAAP), with the major differences from U.S. GAAP described in Note 17 to the December 31, 2001 Consolidated Financial Statements.

Trizec Properties prepares its consolidated financial statements in accordance with United States generally accepted accounting principles. With respect to TrizecHahn's accounting for Trizec Properties, the major difference between Canadian and United States GAAP, is that TrizecHahn under Canadian GAAP uses the proportionate consolidation method of accounting for joint ventures rather than the cost, equity or full consolidation methods. For additional details see "Supplemental Note – Differences From Canadian Accounting Principles" included in the March 13, 2002 Management Information Circular.

Rental Income

Trizec Properties Inc.

At March 31, 2002, Trizec Properties owned interests in or managed 75 U.S. office properties containing approximately 49 million square feet, with the pro rata ownership interest totalling approximately 41 million square feet. Based on square footage, approximately 77% of the buildings are located in central business districts, or CBDs, of major U.S. cities, including Atlanta, Chicago, Dallas and Houston and the Los Angeles, New York and Washington, D.C. areas, and approximately 76% of the buildings are Class A. Class A office buildings are considered to be buildings that are professionally managed and maintained, that attract high-quality tenants and command upper-tier rental rates and that are modern structures or have been modernized to compete with newer buildings.

Trizec Properties is also completing the stabilization of three destination-oriented retail and entertainment centers, all of which are in operation. Trizec Properties intends to complete the leasing of these projects to achieve stable operating cash flows and then to dispose of these assets in an orderly fashion.

The table below presents selected operating information for the total U.S. office and retail/entertainment portfolio and for the comparable portfolio of 70 U.S. office properties, which were owned both at March 31, 2002 and 2001, and in each case for the full three months.

	Three Months Ended March 31, 2002	2001	Increase/ (Decrease)
		($ millions)	
Total Portfolio			
Office			
Rental revenue	$ 236.8	233.2	3.6
Operating expenses	(100.6)	(97.7)	(2.9)
Rental income	$ 136.2	135.5	0.7
Retail			
Rental revenue	$ 24.3	6.0	18.3
Operating expenses	(14.0)	(2.5)	(11.5)
Rental income	$ 10.3	3.5	6.8
Comparable Portfolio			
Office			
Rental revenue	$ 227.3	229.5	(2.2)
Operating expenses	(98.4)	(95.1)	(3.3)
Rental income	$ 128.9	134.4	(5.5)

The supply of, and demand for, office space affects the performance of the office property portfolio. Macroeconomic conditions, such as current and expected trends in the economy, business and consumer confidence and employment levels, drive this demand.

During the first quarter of 2002, the U.S. economy started to show signs of a tentative recovery. However, according to Cushman and Wakefield, the national CBD vacancy rate was 13.2% at March 31, 2002, up from 12.0% at year-end 2001. The overall national suburban vacancy rate was 18.8% at March 31, 2002.

The portfolio is currently insured against acts of terrorism, subject to policy limits and deductibles and subject to exceptions for terrorist attacks that constitute acts of war. The term of this insurance policy extends through the end of 2002. There can be no assurance that insurance coverage for acts of terrorism will continue to be available on commercially acceptable terms beyond 2002. Insurance costs are expected to increase significantly beyond 2002. There can be no assurance that third party insurers will be able to maintain reinsurance sufficient to cover any losses that may be incurred as a result of terrorist acts. In addition, the level of security has been increased at certain properties in response to the terrorist attacks. TrizecHahn expects to be able to pass on a significant portion of these cost increases to tenants in the form of increased rents.

On December 3, 2001, a group of Enron Corporation companies filed for Chapter 11 reorganization. Enron was the portfolio's fourth largest tenant contributing 2% of 2001 NOI and occupying 793,000 square feet, primarily at the Allen Center in Houston, Texas. As of January 31, 2002, Enron terminated all their leased space at the average in-place net rent of approximately $9.30 per square foot. At March 31, 2002, 117,783 square feet of this space had been leased and occupied at an average net rent of approximately $13 per square foot. In addition to this space, two leases have been executed that are not in occupancy for a further 116,000 square feet and Trizec Properties is in further negotiations for another 357,000 square feet. Trizec Properties expects to achieve an average net rent of $18 per square foot on the releasing.

Management believes the portfolio is well positioned to continue to perform through these more uncertain economic times due to its diversified tenant and geographic asset base, primarily located in CBD high job-growth markets in the United States.

The $21.9 million increase in total rental revenue for the comparable period is the result of completion of all retail development properties by the end of 2001, the acquisition of three office properties and the initial lease up of Alliance Center in 2002, partially offset by lower average occupancy as a result of some significant lease terminations. These include Enron, as noted above; a tenant occupying all 184,000 square feet at One Reston Place in Reston, Virginia, that terminated in December 2001; and, a 484,000 square foot tenant at the Gallerias in Dallas, that terminated in October 2001.

For the total portfolio of 75 U.S. office properties for the three months ended March 31, 2002, 944,000 square feet (872,000 square feet on a pro rata basis) was leased and occupancy decreased to 89.9% compared with 93.0% at March 31, 2001, primarily due to the lease terminations noted above. The portfolio also achieved a $1.66 per square foot ($1.47 per square foot on a pro rata basis) increase in net rental rates on new and renewal leasing, reflecting the impact of space rolling over at properties with in-place rents below current market levels.

For the comparable portfolio of 70 office properties, occupancy decreased from 93.3% at March 31, 2001 to 89.8% at March 31, 2002. The average monthly occupancy for these 70 properties was 91.0% for the three months ended March 31, 2002 compared with 93.7% for the three months ended March 31, 2001. For this comparable portfolio, rental revenue decreased 2.2 million. Excluding termination fees from both periods, rental revenue decreased $3.0 million.

The acquisition of three Class A office buildings (550 West Washington in Chicago, 1225 Connecticut in Washington D.C. and Two Ballston in Arlington, Virginia) during the second quarter of 2001 increased property revenue by $6.9 million. In addition, current period revenue benefited by $2.3 million from the initial lease-up of One Alliance Center in Atlanta which was completed in October 2001.

Trizec Properties disposed of one operating office property during the quarter and four operating office properties during 2001 which decreased revenues by $3.4 million.

Included in the above property revenue analysis are lease termination fees. Lease termination fees are an element of ongoing real estate ownership, and for the three months ended March 31, 2002, we recorded \$2.3 million of termination fees (for the three months ended March 31, 2001 – \$1.5 million).

Retail property revenue increased \$18.3 million due to the completion of all three development projects and gaining control of the Desert Passage retail/entertainment joint venture project on March 31, 2001 and, as of April 1, 2001, consolidating 100% of its operating results. The retail/entertainment component of Hollywood & Highland in Los Angeles opened on November 8, 2001 and at March 31, 2002, it was 86% leased with occupancy at 75%. The hotel component opened at the end of December 2001. Paseo Colorado opened September 28, 2001 and at March 31, 2002, it was 92% leased with occupancy at 87%.

Operating expenses, which include real estate taxes, utilities, repairs and maintenance, cleaning and other property-related expenses and exclude depreciation and amortization expense, increased due to the portfolio composition changes described above. Excluding the impact on revenues of lease termination fees, our comparable office portfolio gross margin decreased to 56.3% for the three months ended March 31, 2002 from 58.3% for the three months ended March 31, 2001. For our comparable portfolio, operating expenses increased due to a higher level of bad debt expense and an increase in property taxes due to higher assessments.

Other Operations

Consistent with its strategic plan, TrizecHahn continues the exit from non-core business segments. The following table summarizes the key factors that impacted rental income contributions from these business segments, for the three months ended March 31, on a year over year basis,.

Other Rental Income Change 2002 vs. 2001

	Canada Office	Global Switch	Total
		($millions)	
Dispositions	\$ (1.9)	-	(1.9)
Operations	1.4	0.2	1.6
Unrecovered property management functions	-	0.8	0.8
Total decrease in non-core rental income	\$ (0.5)	1.0	0.5

Canada Office

Four Canadian properties were sold during 2001 with two closing in the first quarter and two closing in the second quarter. The two remaining income producing properties in Canada are 151 Front Street and the CN Tower, both of which are currently being marketed for sale. The CN Tower operations are seasonal in nature with the majority of its net operating income generated in the second and third quarters of the year.

Subsequent to March 31, 2002 and prior to the completion of the Arrangement, TrizecHahn transferred 151 Front Street to Trizec Properties. Trizec Properties will continue to manage and lease this property on an interim basis until the property is sold.

Global Switch

TrizecHahn accounts for its joint venture interest in the European-based Global Switch technology center business using the proportionate consolidation method. The loss in rental income represents TrizecHahn's share of operating results for the quarters ended March 31, 2002 and March 31, 2001. Operating results have improved on a year-over-year basis reflecting the impact of on-stream properties and reduced start-up infrastructure costs.

General and Administrative Expense

General and administrative expense includes expenses for corporate and portfolio asset management functions. General and administrative expenses for the period increased by 1.6 million compared with the first quarter of 2001. This primarily reflects additional senior management costs and increased internal and external public company corporate compliance costs in Trizec Properties as a consequence of the Arrangement.

Interest Expense, Net

The following analysis provides, the factors that contributed to the $8.6 million increase in interest expense on a year-over-year basis.

Analysis of Increase in Interest Expense, Net

	Total ($ millions)
On-stream developments and acquisitions	$ 4.0
CMBS refinancing	3.4
Decreased interest income on cash balances	1.3
Decrease in interest on advance from Parent Company	(0.7)
Decrease in interest rates	(6.4)
Decrease in interest capitalized on equity invested in developments	7.1
Foreign exchange and other	(0.1)
Total increase in interest expense, net	$ 8.6

The interest coverage ratio (defined as rental income less straight-line rent adjustment and general and administrative expense divided by interest expense, net) decreased from 2.1:1 for the quarter ended March 31, 2001 to 1.9:1 for the current quarter.

Depreciation

Depreciation expense for the period decreased by $2.3 million compared with the first quarter of 2001 due to the impact of dispositions partially offset by impact of the acquisition of three office properties and the write-off of unamortized tenant inducement costs for Enron and other early lease terminations during the current period.

Gain (Loss) on Sale of Properties, Net

During the period, TrizecHahn sold a U.S. office property, a U.S. technology center and remnant land. No net gain or loss resulted from these sales. In the first quarter of 2001, the Corporation sold two non-core U.S. office properties and two Canadian office properties for a net pre-tax gain of $1.5 million.

Reorganization Costs

In the first quarter of 2001, the Corporation recorded $2.7 million of reorganization costs in respect of the U.S. office functional and office centralization initiative. For the year ended December 31, 2001 the Corporation recorded as reorganization costs, a pre-tax charge of $17.5 million to provide for employee severance benefits and other costs associated with implementing the functional and office centralization plan.

Foreign Exchange Gains (Losses)

During the period, TrizecHahn recognized $0.4 million of foreign exchange translation gains primarily related to the unhedged portion of Canadian dollar denominated debt.

During the first quarter, the Corporation reorganized a foreign exchange gain in the amount of $25.0 million primarily resulting from the translation of two interest-bearing intercompany loans totalling C$1.0 billion.

Income and Other Corporate Taxes

The following summarizes the key components of the provision for income and other corporate taxes.

	3 Months Ended March 31 2002	3 Months Ended March 31 2001
(Expense) Recovery		
Current		
- withholding taxes on REIT distributions	$ **(4.4)**	(4.8)
- Franchise, capital and alternative minimum tax	**(1.2)**	(1.1)
- Canadian property sales	**-**	5.9
	(5.6)	-
Future		
- operations and sales	**(2.9)**	(6.8)
	$ **(8.5)**	(6.8)

Actual cash taxes paid, relate primarily to withholding taxes on REIT distributions and franchise and capital taxes in the United States related to ongoing real estate operations. The U.S. withholding tax rate rate on distribution made by a U.S. REIT to a Canadian parent company is 30%. However, as Trizec Properties is indirectly owned by a wholly-owned Hungarian company, the effective withholding tax rate pursuant to current treaty arrangements is 10%. TrizecHahn anticipates changes in the U.S.-Hungary income tax treaty which are expected to result in an increase in the effective tax rate from approximately 10% to approximately 30%. As a consequence of the Arrangement, by enabling TrizecHahn Corporation Shareholders who are Qualifying U.S. Persons to participate directly in the ownership of shares of Trizec Properties Common Stock, the withholding taxes currently paid on dividends form Trizec Properties will be significantly reduced.

The previous year benefited from a one time $5.9 million tax recovery related to the disposition of certain Canadian properties.

Tenant Installation Costs and Capital Expenditures

Tenant Installation Costs

Office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent TrizecHahn and deal with tenant representatives. The following table reflects tenant installation costs for the total portfolio for both new and renewal office leases that commenced during the respective periods, regardless of when such costs were actually paid. The square feet leased data in the table represents the pro rata owned share of square feet leased.

	Three Months Ended March 31	
	2002	2001
	(in millions, except per square foot amounts)	
Square feet leased		
- new leasing	0.4	0.4
- renewal leasing	0.5	0.8
Tenant installation costs	$ 11.5	$ 10.7
Tenant installation costs per square foot	$ 12.80	$ 8.90
Tenant allowance costs per square foot	$ 7.60	$ 4.00

For the three months ended March 31, 2002, of the $11.5 million office tenant installation costs, approximately $4.1 million or $8.30 per square foot (three months ended March 31, 2001 – $4.2 million or $5.10 per square foot) was incurred to renew existing tenants.

Consistent with leasing in 2001, a significant amount of leasing will occur later during the year and, as such, tenant installation costs on a per square foot basis are anticipated to rise.

Capital Expenditures

To maintain the quality of properties and preserve competitiveness and long-term value, TrizecHahn pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the three months ended March 31, 2002, capital expenditures for the total office portfolio was $6.6 million, compared with $5.4 million for the three months ended March 31, 2001. Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as code-required enhancements and major upgrades to common areas and lobbies. Furthermore, as part of office acquisitions, TrizecHahn has routinely acquired and repositioned properties, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. These capital improvement and new leasing tenant inducement costs are taken into consideration at the time of acquisition when negotiating the purchase price.

Late in 2001 and during 2002, TrizecHahn has been replacing a chiller at a property that was damaged in 2001. The total remediation and improvement costs are expected to be approximately $19 million. Of this amount it is expected that approximately $14 million will be recovered from insurance proceeds. To date, approximately $11 million of these costs have been incurred.

Reconciliation to Combined Consolidated Statements of Cash Flows

The above information includes tenant installation costs, including leasing costs, and capital expenditures for the total portfolio, for leases that commenced during the periods presented. The amounts included in the combined consolidated statements of cash flows represent the actual cash spent during the periods. The reconciliation between the above amounts and the combined consolidated statements of cash flows is as follows:

		Three Months Ended March 31	
		2002	2001
		($ millions)	
Tenant installation costs, including leasing costs	$	11.5	10.7
Capital expenditures		6.6	5.4
Timing differences		15.8	13.6
Retail activity		1.2	-
Total tenant installation costs and capital expenditures per consolidated statement of cash flows	$	35.0	29.7

Property Investment Analysis

As reflected in the Consolidated Statements of Cash Flows, the following property investment activities occurred in 2002.

	Trizec Properties				
		U.S. Office	U.S. Retail/ Entertain-ment	Global Switch	Total
		($ millions)			
Development expenditures	$	(2.2)	(25.9)	(15.3)	(43.4)
Dispositions of rental properties		28.7	-	-	28.7
Tenant installation and capital expenditures		(33.8)	(1.2)	-	(35.0)
Net property investment activities	$	(7.3)	(27.1)	(15.3)	(49.7)

Developments

Development expenditures in the U.S. office group were incurred for the completion of One Alliance Center. The project, located in Buckhead, Georgia, a strong sub-market in Atlanta, opened in early October 2001. This $100 million, 560,000-square-foot building is the first phase of a four-building complex and is currently 77% leased. Major tenants include Security First, Towers Perrin and BBDO South. The remaining three phases, totaling a potential 1.2 million square feet of office space, will only be developed once substantially pre-leased.

Development expenditure were also incurred with report to the completion of the retail/entertainment projects which opened in late 2001. The following table sets forth key information as of March 31, 2002 with respect to the retail/entertainment properties.

Project Name (Ownership)	Location	Year of Completion/ Acquisition	Total Area (sq. ft.)	Owned Area (sq. ft.)	Pro rata Book Value March 31, 2002 ($ mil.)	Occupancy March 31, 2002	Leased March 31, 2002
Desert Passage	Las Vegas, NV	Aug. 2000	475,000	475,000	271.2	74%	81%
Paseo Colorado	Pasadena, CA	Sept. 2001	565,000	410,000	87.4	87%	92%
Hollywood & Highland							
Retail	Los Angeles, CA	Nov. 2001	645,000	645,000		75%	86%
Hotel (91%)	Los Angeles, CA	Dec. 2001	600,000	546,000		n/a	N/a
			1,245,000	1,191,000	359.5		
			2,285,000	2,076,000	718.1		

At March 31, 2002, our share of expenditures required to complete these properties under development was $25 million.

Development expenditures at Global Switch represent TrizecHahn's share of costs incurred to complete technology centers in Amsterdam, Paris, Singapore, Sydney and at the second project in London.

Dispositions

In 2002, TrizecHahn sold an office property, a technology center and remnant lands generating net proceeds of $28.7 million. In the first quarter of 2001, the Corporation sold two non-core U.S. office properties and two Canadian office properties for net proceeds, after debt repayment of $112 million.

Consistent with our non-core disposition plan, an orderly disposition of the three retail/entertainment projects will occur over a reasonable sales period. The planned dispositions will allow for the achievement of stabilized income in order to optimize realizable values. Net proceeds will be redeployed into the core office portfolio or used to repay mortgage debt. The ability to execute the disposition plan for these assets, as currently contemplated, is dependent upon the future economic environment, joint venture considerations and local property market conditions.

At March 31, 2002, TrizecHahn continued to hold its indirect 38.9% ownership interest in Global Switch S.a.r.l. ("Global Switch"), a Luxembourg company, that operates a European-based technology center business. On April 19, 2002, the Corporation sold to Chelsfield plc, its interest in Global Switch, including settlement of the loan receivable from Chelsfield plc, for 19.5 million common shares of Chelsfield plc, representing approximately 6.9% of Chelsfield plc's outstanding common shares. As part of the transaction Chelsfield plc was granted an option to repurchase its shares from the Corporation at the higher of their issue price and market price for the first six months after closing, and the Corporation is precluded from selling these shares during this period. During the subsequent six month period Chelsfield plc may repurchase the shares at the higher of their issue price plus 15 percent and market price. Based on the estimated fair value of the Chelsfield plc shares received, the Corporation is expected to recognize a pre-tax gain on the disposition of it's interest in Global Switch of approximately $16 million in the second quarter of 2002. As a consequence of the sale, the Corporation was released from, and indemnified by Chelsfield plc, in respect of obligations under specified guarantees and other agreements in support of Global Switch debt.

As previously noted, prior to completion of the Arrangement, the Corporation transferred its investment in Chelsfield plc, consisting of 19.5 million shares, to Trizec Properties.

Liquidity and Capital Structure

At March 31, 2002, TrizecHahn had $398 million in cash and short-term investments. Cash and short-term investments include $129 million of escrows and restricted cash at the properties level and for other purposes. TrizecHahn's objective is to ensure, in advance, that there are ample capital resources to allow the Arrangement and related transactions to be executed.

Trizec Properties, Inc. has negotiated a three-year, $350 million unsecured revolving credit facility with a group of banks. The amount of the credit facility available to be borrowed at any time is determined by the unencumbered properties that Trizec Properties Inc. owns and that satisfy certain conditions of eligible properties. The amount currently eligible to be borrowed is $340 million. At March 31, 2002, no amounts were outstanding under this facility.

The Parent company has negotiated credit facilities in an aggregate amount of $135 million, that will be available to provide financing for the Arrangement and for the general corporate purposes of Trizec Canada Inc. In May 2002 the facility was committed and closed with a group of four banks. The credit facilities are secured by, among other things, a pledge of the shares of Trizec Properties, Inc. common stock indirectly owned by Trizec Canada Inc. following the Arrangement.

TrizecHahn continues to follow a conservative financial strategy by maintaining a strong balance sheet and appropriate leverage.

Leverage Ratios

The net debt to book capital leverage ratios at March 31, 2002 was 70% compared with 67% at December 31, 2001.

The leverage ratio is the ratio of long-term debt less cash and short-term investments ("net debt") to the sum of net debt, future income taxes divided by the book value of shareholders' equity.

At March 31, 2002, long-term debt was approximately $3.7 billion. As reflected in the Consolidated Statements of Cash Flows, the following long-term debt financing activities occurred in 2002.

Long-term Debt Analysis	**2002**
	($ millions)
Development financing	$ 42.2
Net, property financing and credit line activity	0.4
Regular principal repayments	(6.9)
Net long-term debt financing activities	$ 35.7

The table below summarizes long-term debt information at March 31, 2002, segmented on a basis consistent with the Arrangement.

	Trizec Properties				
	Office	**Retail/ Entertain-ment**	**Global Switch**	**Corporate**	**TrizecHahn Total**
			($ millions)		
Principal repayments are due as follows:					
Years ended March 31, 2002	$ 145.7	131.8	37.2	0.2	314.9
2003	208.1	315.8	7.3	0.5	531.7
2004	433.7	0.8	73.2	0.4	508.1
2005	198.1	0.9	0.2	167.6	366.8
2006	734.7	10.3	1.0	-	746.0
Subsequent to 2006	1,221.1	45.2	-	-	1,266.3
Total	$ 2,941.4	504.8	118.9	168.7	3,733.8
Weighted average interest rate	6.1%	3.9%	6.1%	10.8%	6.0%
Weighted average term to Maturity	4.9 yrs	4.7 yrs	1.7 yrs	3.5 yrs	4.7 yrs
Percentage of fixed rate debt	76.4%	11.6%	-%	100.0%	66.3%

At March 31, 2002, excluding Global Switch debt, approximately $1.1 billion or 29% of TrizecHahn's total long-term debt was on an unhedged, floating-rate basis. Based on debt levels, interest rate hedges and interest rates in effect at March 31, 2002, a change of 100 basis points in the interest rate would have an approximately $10 million annualized impact on net interest expense, after being partially offset by higher interest income on TrizecHahn's cash balances invested.

In connection with the Arrangement, on May 7, 2002, Trizec Finance Ltd., a wholly-owned subsidiary of the Corporation, gave notice of redemption with respect to its outstanding 10.875% Senior Notes, which at December 31, 2001 had a carrying value of $167.5 million. It is expected that the Senior Notes will be retired in early June 2002 after expiry of the minimum 30 day notice period. In connection with the early retirement of the Senior Notes, the Corporation will incur early retirement penalty costs currently estimated to approximate $5 million and will also record the write-off of related unamortized deferred issue costs of approximately $0.8 million.

Forward-Looking Statements

This Management Discussion and Analysis contains forward-looking statements relating to TrizecHahn's business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and TrizecHahn undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which TrizecHahn's principal tenants compete, economic, technological and business conditions specific to the Internet industry which impact demand by tenants of its technology center business, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes applicable to Trizec Properties, Inc., market conditions in existence at the time it sells assets, the possibility of change in law adverse to TrizecHahn, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in TrizecHahn's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission and TrizecHahn's Annual Information Form filed with the Canadian securities regulators.